February 27, 2007
Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attn:	Jill Davis Branch Chief
Re:	Puda Coal, Inc.
Amendment No. 4 to Registration Statement on Form SB-2 Filed July 10, 2006 File No. 333-130380

Form 10-KSB/A-2 for the Fiscal Year Ended December 31, 2005
Filed November 21, 2006
File No. 333-85306

Form 10-QSB/A-1 for the Fiscal Quarter Ended September 30, 2006
Filed November 20, 2006
File No. 333-85306

Dear Ms. Davis:

On behalf of Puda Coal, Inc. (the “Registrant”), we are responding to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated January 8, 2007 commenting on the above referenced filings and the Registrant’s response letters to the Commission dated November 2, 2006 and December 15, 2006, respectively, regarding amendment to registration statement on Form SB-2 (the “Registration Statement”). Although the Registrant is not concurrently filing an amendment to the Registration Statement, it desires to respond to the outstanding comments that relate to the filings referenced above and below under the Securities Exchange Act of 1934 in an effort to expedite the review process relating to the Registration Statement. For your convenience, we have included courtesy copies, clean and marked, of amendments to the Registration’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and Quarterly Reports on Form 10-QSB for the quarterly periods ended June 30, 2005, September 30, 2005, March 31, 2006, June 30, 2006 and September 30, 2006, all of which were filed with the Commission on February 2, 2007, along with this letter.

Jill Davis, Branch Chief Securities and Exchange Commission Page 2

For your convenience, we have repeated each comment from the Staff’s January 8 letter immediately prior to our response below.

COMMISSION LETTER DATED JANUARY 8, 2007

Supplemental response letters dated November 2, 2006 and December 15, 2006

1.
Please submit the response letters under this heading in electronic format on Edgar as Correspondence, as required by Rule 101(a)(1)(iii) of Regulation S-T. This comment applies to all correspondence between you and the staff.

We submitted the above referenced response letters in electronic format on Edgar as Correspondence on January 10, 2007. We will submit this response letter on Edgar concurrently with the transmission of this letter to the Commission via fax and FedEx.

2.
We have given further consideration to your response on page three of the letter dated December 15, 2006 wherein you indicate that “The Option would not result in a liability to the Registrant until exercised by Putai.” Based on the nature of the Exclusive Option Agreement, which allows Putai to acquire 100% of the registered capital of Shanxi Coal at Putai’s discretion for a purchase price equal to “the actual capital contributions paid by Party C and/or Party D for their respective purchase of the Option Shares at the time of the original issuance of the registered capital by Party B,” it appears that you should reclassify the amount of registered capital of Shanxi Coal from permanent to temporary equity since redemption of the Option is outside your control. Refer to the guidance on EITF Topic No. D-98, paragraph 4, which states that “The SEC staff believes that all of the events that could trigger redemption of the Option outside your control. Refer to the guidance in EITF Topic No. D-98, paragraph 4, which states that “The SEC staff believes that all of the events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur - without regard to probability - would require the security to be classified outside of permanent equity.” As such, please reclassify the applicable amount of registered capital to temporary equity with an appropriate label, such as “Option to buy-out Company.” We note that the amount of registered capital as of the date of the Exclusive Option Agreement totaled RMB 22,500,000.

Jill Davis, Branch Chief Securities and Exchange Commission Page 3

We thank the Staff for the opportunity to discuss this issue. As a result of further analyses of EITF Topic D-98 and discussion with its independent registered public accounting firm, the Registrant determined that due to the cross-ownership of the Registrant and Shanxi Coal, the exercise of the option to purchase Shanxi Coal can be deemed outside of the control of the Registrant and, consequently, the accounting for the option price, approximately $2,717,000 (RMB22,500,000, the amount of registered capital of Shanxi Coal), which was originally recorded as paid-in capital under stockholders’ equity, should be reclassified as temporary equity of the Registrant under a caption “Option to buy-out Shanxi Coal.” Please note that on January 12, 2007, the Registrant filed a current report on Form 8-K reporting under Item 4.02 that the Registrant determined that due to the impact of such reclassification, the financial statements included in the Registrant’s Quarterly Reports on Forms 10-QSB for the quarterly periods ended June 30, 2005, September 30, 2005, March 31, 2006, June 30, 2006 and September 30, 2006 and its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, as amended and restated, should not be relied upon due to the reclassification of the option to buy-out Shanxi Coal. The Registrant amended these reports and filed all the amendments with the Commission on February 2, 2007. The Registrant will also amend the Registration Statement and file Amendment No. 5 to the Registration Statement with the Commission as soon as practicable.

3.	Additionally, please expand your MD&A and footnote disclosure, where appropriate, to clearly explain the facts and circumstances surrounding the amount presented as temporary equity.

The facts and circumstances surrounding the amount presented as temporary equity were explained in the Explanatory Notes and Restatement Notes to the financial statements included in the amendments to the Quarterly Reports for the quarterly periods ended June 30, 2005 (Note 7), September 30, 2005 (Note 8), March 31, 2006 (Note 17), June 30, 2006 (Note 17) and September 30, 2006 (Note 17) and the financial statements included in the amendment to the Annual Report for the fiscal year ended December 31, 2005 (Note 28), which amendments were filed with the Commission on February 2, 2007. The Registrant also discussed the impact of the option to buy-out Shanxi Coal in the “Risk Factors” and “Liquidity and Capital Resources” sections of these amendments.

Jill Davis, Branch Chief Securities and Exchange Commission Page 4

Form SB-2/A-4 filed July 10, 2006

4.	Please update your financial statements to comply with Rule 3-10(g) of Regulation S-B.

In Amendment No. 5 to the Registrant Statement, which the Registrant will file with  the Commission as soon as practically possible, the Registrant will include its financial  statements for the quarterly period ended September 30, 2006 as required by Rule  310(g) of Regulation S-B.

5.	Please update your consents as appropriate.

The consent of the Registrant’s independent registered public accounting firm, Moore Stephens, filed with the Registration Statement will be updated and filed as Exhibit 23.1 to Amendment No. 5 to the Registration Statement.

Form 10-KSB/A-2 for the Fiscal Year Ended December 31, 2005 filed November 21, 2006

Controls and Procedures, page 31

6.
We note your disclosure indicating that the certifying officers “have determined that the Company’s disclosure controls and procedures are adequate.” You further state that “[t]he revisions to the financial statements related to complicated accounting matters while the Company had the correct information regarding the conversion feature, warrants and debt issuance and therefore believes it has adequate disclosure controls and procedures, it came to the wrong conclusion regarding the applicable accounting treatment of the conversion feature, warrants and debt issuance.” It is not clear whether the certifying officers reached a conclusion regarding the effectiveness of your disclosure controls and procedures. Please revise to disclose the conclusion of the certifying officers as to the effectiveness of your disclosure controls and procedures as of December 31, 2005.

The Registrant revised the above disclosure in the amendment to the Annual Report on Form 10-KSB/A-3 for the fiscal year ended December 31, 2005 filed with the Commission on February 2, 2007 to comply with this comment.

Jill Davis, Branch Chief Securities and Exchange Commission Page 5

Form 10-QSB/A-1 for the Fiscal Quarter Ended September 30, 2006

Controls and Procedures, page 34

7.
We note your disclosure indicates that your disclosure controls and procedures are effective as of September 30, 2006. We also note what appears to be a qualification statement that “It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there is no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.” Please revise your disclosure to state, if true, that your disclosure controls and procedures are effective at the reasonable assurance level, or otherwise advise.

The Registrant deleted the above qualification statement and confirmed the effectiveness of its disclosure controls and procedures as of September 30, 2006 in the amendment to its Quarterly Report on Form 10-QSB/A-2 for the quarterly period then ended filed with the Commission on February 2, 2007.

The Registrant amended the Quarterly Reports for the quarterly period ended June 30, 2005, September 30, 2005, March 31, 2006, June 30, 2006 and September 30, 2006 and the Annual Report for the fiscal year ended December 31, 2005 and filed all the amendments with the Commission on February 2, 2007. The Registrant will also amend the Registration Statement and file Amendment No. 5 to the Registration Statement with the Commission as soon as reasonably practicable, in response to the Staff’s comments. We will send you a marked copy of the Amendment No. 5 to the Registration Statement as soon as it is filed.

Jill Davis, Branch Chief Securities and Exchange Commission Page 6

We thank the Staff for its continuing courtesies. If the Staff needs any additional information or has any further questions, please do not hesitate to contact me or my colleague, Stephen M. Davis, who can be reached at 212-847-8798.

Yours very truly,

Catherine Pan

cc: Jennifer Goeken
     Carmen Moncada-Terry